UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

 For the fiscal semiannual period ended June 30, 2020

Quadrant Biosciences Inc.

(Exact name of issuer as specified in its charter)

Delaware	47-3417864
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

505 Irving Avenue, Suite 3100AB Syracuse, New York	13210
(Address of principal executive offices)	(Zip code)

(315) 614-2325

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the terms “Quadrant”, “the company”, “we”, “us” and “our” refer to Quadrant Biosciences Inc. and its consolidated subsidiaries. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The company was incorporated in Delaware on March 13, 2015 as Motion Intelligence, Inc. On August 6, 2015, Motion Intelligence LLC, a New York limited liability company merged into Motion Intelligence Inc. The company changed its name to Quadrant Biosciences Inc. on September 7, 2017.

Quadrant Biosciences Inc. is a biotechnology company focused on neuroscience research and the development of clinical diagnostics, therapeutics and related products and services. The company has research relationships with more than 30 academic medical or clinical sites in North America, Central America and Europe; these sites recruit research study participants and collect biological samples, medical histories, phenotypic characteristics and demographic data related to several large-scale, global health issues, including Autism Spectrum Disorder (“ASD”), Parkinson’s disease (“PD”), concussion injuries, COVID-19 and several other neurodevelopmental and neurodegenerative diseases and disorders. Through 2019, the company has accumulated biological samples and data related to nearly 4,000 patients, ranging in age from new-born to over 90 years and including nearly every racial and ethnic background. The company analyzes these biological samples using next-generation sequencing technology for epigenetic and genetic content and further analyzes the results of this sequencing, along with medical histories, phenotypic characteristics and demographic data of the patients, using artificial intelligence and machine learning tools developed by the company to identify molecular profiles which accurately differentiate patients with the subject disorder or disease from those without it.

In certain cases, the company believes the molecular profiles discovered through this process may yield appropriate targets for the development of new therapeutics.

The company has developed proprietary epigenetic and genetic research systems which align and quantify certain human and microbial molecules which may play a significant role in gene expression and observed phenotypic characteristics. The company extensively utilizes cloud-computing and database storage facilities offered by Amazon Web Services.

The technology pioneered by Quadrant has translated into the development of clinical diagnostic tools which are based on identifying certain profiles of biomarkers in biological samples, such as blood and saliva, that are highly correlated with specific medical conditions. The company intends to market its epigenetic tests under the brand name “Clarifi”.

As of June, 30 2020, the company has sold two products, Clarifi ASD and the ClearEdge® Brain Health Toolkit (“ClearEdge” or “ClearEdge Toolkit”), both developed and validated in cooperation with the SUNY Upstate Medical University and the Penn State College of Medicine:

●	Clarifi ASD is an epigenetic test that provides clinicians with objective support for earlier diagnosis of Autism Spectrum Disorder, when treatment is most effective. Regulators approved Clarifi ASD pursuant to the Clinical Laboratory Improvement Amendments (“CLIA”) in November 2019. Sales were initiated in December 2019 but have been limited to date.
●	The ClearEdge Toolkit is a suite of tests and assessments healthcare providers use to measure and track a patient’s balance and cognitive reaction time. Recently, the company developed an improved ClearEdge balance module which was cleared by the Food and Drug Administration (“FDA”) as a Class II medical device in October 2019. While the ClearEdge Toolkit continues to gain clinical acceptance and has additional utility in clinical research applications, the company focuses its resources on the sale and marketing of Clarifi ASD and the development of other epigenetic diagnostic tools and services. Sales to date are limited.

However, due to the pandemic related to the novel coronavirus (“COVID-19”), the company has also been working in conjunction with SUNY Upstate Medical University and other universities, to develop testing for the detection of COVID-19. The company is currently working on the following three levels of testing for COVID-19:

●	Individual Testing: The Clarifi COVID-19 Test Kit a non-invasive and easy to administer saliva swab that determines the presence or absence of SARS-CoV-2 viral RNA;
●	Community/Municipal Wastewater Screening: Wastewater surveillance for COVID-19 in New York State; and
●

Group/College Covid Surveillance: Surveillance using pooled samples of saliva collected from university students prior to attending classes to obtain information on the prevalence of COVID-19 in the student population. To date the company has partnered with the State University of New York to conduct pooled surveillance of over 300,000 students preparing to begin the fall semester at SUNY schools.  The company is supplying them with test components as well as consulting services in order to complete the surveillance work.

As of June 30, 2020, the company is in the process of revising and supplementing our submission for an emergency use authorization (“EUA”) for the Clarifi COVID-19 Test Kit from the FDA to fully implement our plans. On September 22, 2020, the company received the FDA’s Authorization for Emergency Use of its  COVID-19 test. Please reference Footnote T, Subsequent Events, in the Consolidated Financial Statements. These initiatives are new and still developing, the company did not receive any revenues from its COVID-19 initiatives in the first six months of 2020. In addition, due to the continuing changing environment caused by COVID-19, the company expects its plans here may continue to pivot.

Results of Operations

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2019

∙	Revenues, Costs of Products Sold and Gross Profit Margins:

Revenues were generated from Clarifi ASD net product sales, ClearEdge testing services, warranty and licensing fees and grant revenue received from the National Institutes of Health (“NIH”). Total revenues for the six months ended June 30, 2020 (“Interim 2020”) were $228,751 compared with $215,458 for the six months ended June 30, 2019 (“Interim 2019”), an increase of approximately 6%. The increase was primarily due to the increase in grant revenue to $191,968 in Interim 2020 compares to $175,581 in Interim 2019, and $10,190 in net product sales in Interim 2020 for Clarifi ASD, which the company started selling in December 2019. The increase was partially offset by the decline in testing services as the company had $8,526 in Interim 2020 and $21,045 in the corresponding period in 2019, due to a decline in demand due to COVID-19.

Cost of products sold for Interim 2020 was $802,939, compared to $138,772 in Interim 2019, an increase of 479%. The increase was primarily due to amortization of capitalized cost associated with Clarifi ASD of $761,350 for Interim 2020 compared to $138,771 for Interim 2019.

The net revenues and cost of revenues described above resulted in a loss of $574,188 in Interim 2020 compared with a gross profit of $76,686 in Interim 2019 primary due to the increase of amortization of capitalized costs

For Interim 2020 and Interim 2019, the company believes that the main drivers for its cost and expenses were (i) research and development costs including the development of our COVID-19 testing and (ii) salaries, wages and stock option compensation.

∙	Research and Development Costs:

Total research and development costs are recognized in two categories: capitalized costs and expensed costs. The costs that are capitalized are related to software development; all others are expensed when incurred. The majority of our costs are capitalized and are included on the consolidated balance sheet as “Software as service” under “Other Assets”, which includes but is not limited to software, software subscriptions, consultants, testing materials, sponsored research, legal fees, and salaries for employees based on estimations of time spent in development, design, testing, or otherwise supporting the software as service projects.

Total research and development expensed increased to $217,500 for Interim 2020 from $185,435 for Interim 2019, a 17% increase due to increases in research activity, not related to software development, related to the company’s epigenetics business and the company’s COVID-19 initiatives.

Concurrently, the total of costs capitalized as “Software as service” (inclusive of certain research and development costs) grew $3,561,880 in Interim 2020 from $3,087,710 in Interim 2019.

∙	Salaries, Wages and Stock Option Compensation:

Salaries, wages and stock option compensation increased 19% to a total of $1,910,942 in Interim 2020 from a total of $1,604,328 in Interim 2019, an increase of $306,614. The increase in salary and wages is primarily due to a decrease in capitalizing costs for salaries and wages for Clarifi ASD. Once Clarifi ASD was launched in December of 2019, the company no longer capitalizes as much of the salaries and wages as it had in Interim 2019.

∙	Net Loss:

As a result of the foregoing along with other income and expenses, the company incurred a net loss of $3,991,114 in Interim 2020, compared to a net loss of $3,190,155 in Interim 2019.

Liquidity and Capital Resources

As of June 30, 2020, and as of September 22, 2020, the company’s cash and cash equivalents were $1.1 million and $3.4 million, respectively.

To date, the company has financed our operations primarily through the issuance of preferred stock, common stock, notes, debt, and research grants. In 2018, the company converted its preferred stock into common stock. The company has devoted substantially all of our financial resources and efforts to (i) developing our functional assessment and epigenetic diagnostic technology, identifying potential product candidates and conducting verification and validation testing and (ii) the development of diagnostic testing and surveillance techniques for COVID-19 in individuals and wastewater.

In March 2020, the company was approved by the SEC for a Regulation A offering. As of June 30, 2020, 186,853 shares for $560,559 have been sold. The company closed its Regulation A offering on August 15, 2020, at that point an additional 140,467 shares for $421,441 have been sold.

Since August 15, 2020 through the date of this report, the company launched several COVID-19 testing products. The company has orders of $4.7 million and payments of $3.7 million. Revenue recognized is $3.1 million. The cost associated with the orders is approximately $3.5 million. Please reference Footnote T, Subsequent Events, in the Consolidated Financial Statements.

The company has a line of credit with the borrowing capacity of $500,000 from Pathfinder Bank, at an interest rate of Bank Prime plus 1.125%. The line of credit is currently fully drawn but capacity can be expanded to $1.25 million with management personal guarantees. The line is secured by all the business assets of the company. The company also obtained a $160,000 SBA loan in May 2020, which is secured by all the business assets of the company and a PPP loan of $755,600 that the company believes will be forgiven.

Trends

On September 22, 2020, the company received the FDA’s Authorization for Emergency Use of its COVID-19 test. This is the culmination of work started in March 2020, where the company, in conjunction with SUNY Upstate Medical University and other SUNY researchers, started to develop a diagnostic test for COVID-19. At that time, management decided to develop 3 methods of testing: a test for diagnosing individuals, another test for the “Pooling of Samples” (a method for a cost effective way to evaluate a large group of people such as a College or Corporations), and lastly, a test to analyze wastewater so that large areas could be monitored to detect SARS-CoV-2 in wastewater and measure any changes in the amount of SARS-COV-2 present in the wastewater over time. Results from this last test will be used by local and state authorities to modify public health policies and allocate resources to areas as needed as the virus appears in wastewater several days before infected individuals enter the health care system for diagnosis.

The Company has also received the New York State Department of Health approval to run tests on Pooling Samples in New York and has signed a contract with the State University of New York to perform 300,000 Pool Sample tests of their Students and Faculty. The Company has also executed contracts with New York State and other municipalities, colleges, and universities to perform wastewater tests at more than 100 sites throughout New York State. For the individual test, pooled saliva testing and wastewater surveillance testing, the company has entered into exclusive global license agreements with the Research Foundation for the State University of New York.

The company anticipates that it will be involved in COVID-19 initiatives in a significant way in the short term, as COVID-19 remains a threat to national and worldwide health. (e.g., Due to this pivot, the company has spent significant economic and personnel resources in the research and development of our new initiatives. The company did not receive any revenues from the COVID-19 initiatives in the first six months of 2019. Since August 15, 2020 through the date of this report, the company sold several of its COVID-19 testing products, see “Liquidity and Capital Resources” above. The company anticipates additional orders for these services and expects that these initiatives will be a significant part of our revenues in the second half of 2020.

Sales for Clarifi ASD began in December 2019. However, not long after the company began to introduce Clarifi ASD to pediatric health care providers, the world was besieged by the COVID-19 pandemic.  Our ability to access healthcare providers has been greatly restricted by social distancing mandates which, in turn, has limited our sales team’s ability to introduce Clarifi ASD autism saliva test to potential customers. As a result of this serious impediment, our sales of the Clarifi ASD test have been well below expectation.

During the pandemic, the company has taken steps in developing a strategy for Clarifi ASD reimbursement. Attaining a unique CPT® PLA code in 2020 was a major step toward reimbursement for Clarifi ASD. On Sept 21, 2020, CMS (Centers for Medicare and Medicaid Services) released a preliminary payment rate determination of $1,950. With these now established, the company is pursuing state and federal health insurance coverage for Clarifi ASD.

Item 2.	Other Information

None.

Item 3.	Financial Statement

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2019. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that can be expected for the year ending December 31, 2020.

QUADRANT BIOSCIENCES INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Six Months Ended June 30, 2020 and 2019 and balance sheet as of December 31, 2019

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	June 30, 2020	December 31	June 30, 2019
	(Unaudited)	2019	(Unaudited)
Current Assets:
Cash and cash equivalents	$1,093,133	$1,289,474	$1,593,030
Accounts receivable, net of allowance for doubtful accounts of $0 in 2020 and 2019	37,763	12,653	132,268
Prepaid expenses and other current assets	25,232	39,547	25,108
R&D tax credit receivable	188,117	413,841	319,783
NY tax credit receivable	25,350	16,150	20,992
Inventories	370,310	307,000	291,647
Total Current Assets	1,739,905	2,078,665	2,382,828

Furniture and Equipment:
Furniture & equipment	38,292	38,292	38,292
Less: accumulated depreciation	27,496	24,294	21,091
Total Furniture and Equipment	10,796	13,998	17,201

Other Assets:
Right-of-use lease asset	96,285	135,866	177,382
Line of credit origination fees	17,099	17,099	17,099
Software as service	8,654,841	7,046,853	5,092,961
Less: accumulated amortization	1,381,598	620,248	368,653
Total Other Assets	7,386,627	6,579,570	4,918,789
Total Assets:	$9,137,328	$8,672,233	$7,318,818

The accompanying notes are an integral part of the consolidated financial statements.

LIABILITIES AND STOCKHOLDERS’ EQUITY

	June 30, 2020	December 31	June 30, 2019
	(Unaudited)	2019	(Unaudited)
Current Liabilities:
Accounts payable	$483,154	$238,730	$352,679
Contract liabilities	58,758	69,656	75,714
Current portion lease liability	80,567	80,567	79,736
Accrued payroll and related liabilities	287,413	46,330	8,173
Line of credit	500,000	76,439	-
PPP loan	757,132	-	-
Pledges payable	225,000	225,000	175,000
Total Current Liabilities	2,392,024	736,722	691,302

Long-Term Debt:
Lease liability, net of current portion	20,634	60,918	101,158
SBA EIDL	159,900	-	-
Pledges payable - long term	-	-	125,000
Note payable	5,420,349	5,288,146	5,159,166
Total Long Term Liabilities	5,600,883	5,349,064	5,385,324

Stockholders’ Equity:
Common stock, par value $0.0001 per share, 125,000,000 shares authorized, 88,834,278, 82,481,721 and 83,343,721 issued and outstanding, respectively	8,883	8,793	8,334
Additional paid in capital	25,229,360	22,680,362	17,230,457
Accumulated deficit	(24,093,822)	(20,102,708)	(15,996,599)
Total Stockholders’ Equity	1,144,421	2,586,447	1,242,192
Total Liabilities and Stockholders’ Equity	$9,137,328	$8,672,233	$7,318,818

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Six Months Ended June 30,

	2020	2019
Revenues:
Product sales, net	$10,190	$-
Testing services	8,526	21,045
Grant revenue	191,968	175,581
Licensing and maintenance services	18,067	18,832
Total Revenues	228,751	215,458
Cost of Products Sold	802,939	138,772
Gross Profit	(574,188)	76,686
Sales and Marketing Expenses	457,933	462,674
Research and Development Costs	217,500	185,435
Selling and Administrative Expenses:
Charitable contributions	31,586	57,598
Depreciation and amortization	3,202	3,204
Employee benefits and taxes	231,154	141,019
Office expenses	66,792	135,681
Other expenses	43,860	102,943
Professional fees	219,948	414,759
Rent & lease expense	61,539	40,335
Salaries and wages	1,553,653	1,242,494
Stock option compensation	357,289	361,834
Travel	43,266	112,909
Total Selling and Administrative Expenses	2,612,289	2,612,776
Loss from Operations	(3,861,910)	(3,184,199)
Other (Expenses) Income:
Interest income	1,911	16,618
Interest expense	(140,315)	(125,833)
Total Other (expenses) Income	(138,404)	(109,215)
Net loss before income tax	(4,000,314)	(3,293,414)
Income tax benefit	9,200	103,259
Net Loss	$(3,991,114)	$(3,190,155)

Per share data:
Basic and diluted loss
Per common share	$(0.05)	$(0.04)

Shares used in computing net loss per common share:
Basic and diluted	88,563,905	82,486,484

The accompanying notes are an integral part of the consolidated financial statements.

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

For the Six Months ended June 30, 2020 and 2019

	Common Shares	Treasury Stock Common Shares	Common Stock Par Value	Treasury Stock (Common)	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2019	82,481,721	-	$8,248	$-	$15,841,089	$(12,806,444)	$3,042,893

Vested common shares		-	-	-	-	-	-
Exercised stock options ($0.003 per share)	40,000	-	4	-	116	-	120
Purchase of treasury stock, at $1.25 per share	(40,000)	40,000	(4)	4	(49,996)	-	(49,996)
Retired treasury stock	-	(40,000)	-	(4)	-	-	(4)
Issuance of common stock, at $1.25 per share	862,000	-	86	-	1,077,414	-	1,077,500
Stock option compensation	-	-	-	-	361,834	-	361,834
Net loss	-	-	-	-	-	(3,190,155)	(3,190,155)

Balance, June 30, 2019	83,343,721	-	$8,334	$-	$17,230,457	$(15,996,599)	$1,242,192

Balance, January 1, 2020	87,932,825	-	$8,793	$-	$22,680,362	$(20,102,708)	$2,586,447

Exercised stock options ($0.003 per share)	12,500	-	1	-	39	-	40
Issuance of common stock, at $2.5 per share	702,100	-	70	-	1,755,180	-	1,755,250
Issuance of common stock, at $3.00 per share	186,853	-	19	-	560,540	-	560,559
Stock option compensation	-	-	-	-	357,289	-	357,289
Stock issuance costs	-	-	-	-	(124,050)	-	(124,050)
Net loss	-	-	-	-	-	(3,991,114)	(3,991,114)

Balance, June 30, 2020	88,834,278	-	$8,883	$-	$25,229,360	$(24,093,822)	$1,144,421

The accompanying notes are an integral part of the consolidated financial statements.

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

Six Months ended June 30,

	2020	2019
Cash Flows from Operating Activities:
Net loss	$(3,991,114)	$(3,190,155)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	764,552	141,975
Employee stock option compensation	357,289	361,834
Changes in income tax credit receivable	216,524	(103,259)
Changes in accounts receivable	(25,110)	(108,191)
Changes in accounts payable	244,424	189,691
Changes in contract liabilities	(10,898)	(5,653)
Changes in accrued interest	132,203	125,833
Changes in inventories	(63,310)	1,044
Changes in right-of-use lease asset	39,581	41,516
Changes in lease liability	(40,284)	(39,409)
Changes in prepaid expenses and other current assets	14,315	39,755
Changes in accrued payroll and related liabilities	241,083	(178,051)
Changes in accrued liabilities	(76,439)	(64,883)
Cash Used in Operating Activities	(2,197,184)	(2,787,953)

Cash Flows from Investing Activities:
Payments of software development costs	(1,607,988)	(1,592,363)
Cash Used in Investing Activities	(1,607,988)	(1,592,363)

Cash Flows from Financing Activities:
Proceeds from line of credit	500,000	-
Proceeds from PPP loan	757,132	-
Proceeds from SBA EIDL	159,900	-
Proceeds from sale of stock and exercise of options, net of issuance costs	2,191,799	1,077,620
Purchase of treasury stock	-	(50,000)
Cash Provided by Financing Activities	3,608,831	1,027,620

Net Change in Cash:	(196,341)	(3,352,696)

Cash, beginning of period	1,289,474	4,945,726

Cash, end of period	$1,093,133	$1,593,030

The accompanying notes are an integral part of the consolidated financial statements.

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

Six Months ended June 30,

Supplemental Disclosures of Cash Flow Information:

	2020	2019
Cash paid during the period for:
Interest	$8,112	$-
Income taxes	920	6,861

The accompanying notes are an integral part of the consolidated financial statements.

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Six Months ended June 30, 2020 and 2019

A.	Summary of Significant Accounting Policies:

1.	Quadrant Biosciences Inc. (“the Company”,”Quadrant”) is a high-technology company focused on improving life quality through the discovery of epigenetic and functional changes resulting from neurodevelopmental disorders, neurodegeneration and brain trauma. The Company operates primarily in the United States. Markets served include the healthcare, educational institution, and sports management fields.

The Company’s commercial technology results from the translation of basic science developed by the company and in conjunction with academic partners.

Quadrant Biosciences Inc. is the parent company and owns 100% of its subsidiaries, Motion Intelligence LLC, Quadrant Epigenetics LLC, Quadrant IP Holdings LLC, Quadrant Vision Technologies LLC, Quadrant Viral Testing LLC, and Quadrant Biosciences Canada Ltd.

Motion Intelligence LLC is a wholly owned subsidiary which sells ClearEdge toolkits to end users utilizing distributors and agents.

Quadrant Epigenetics LLC is a wholly owned subsidiary which will record revenue from epigenetic activities.

Quadrant IP Holdings LLC is a wholly owned subsidiary which houses the Company’s patents.

Quadrant Vision Technologies LLC is a wholly owned subsidiary created to partner with a health provider.

Quadrant Viral Testing LLC is a wholly owned subsidiary created to develop Covid-19 testing tools.

Quadrant Biosciences Canada Ltd is a wholly owned subsidiary created to pay an employee residing in Canada.

2.	Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Motion Intelligence LLC, Quadrant Epigenetics LLC, Quadrant IP Holdings LLC, Quadrant Vision Technologies LLC, Quadrant Viral Testing LLC, and Quadrant Biosciences Canada, Ltd. All intercompany balances and transactions have been eliminated in consolidation.

3.	Cash – For the purposes of cash flow disclosures, cash is defined as cash deposited in financial institutions and any investments that mature within three months or less from the initial purchase date.

4.	Furniture and Equipment – Furniture and equipment acquisitions are recorded at cost. Depreciation is computed using the straight-line method based on the expected useful lives of the assets, which range from 5 to 7 years. Expenditures for repairs and maintenance are charged to expense as incurred, whereas major betterments are capitalized. Depreciation expense is included in selling and administrative expenses. Depreciation expense for the six months ended June 30, 2020 and 2019 was $3,202 and $3,204, respectively.

5.	Inventories – Inventories are stated at the lower of cost or market using the average cost method or net realizable value. Net realizable value is determined as the estimated selling price in the normal course of business minus the cost of completion, disposal and transportation.

6.	Income Taxes – The Company accounts for income taxes under FASB ASC 740-10. Deferred tax assets and liabilities are based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision is the result of the net change in the deferred tax assets and liabilities. A valuation allowance is established when it is necessary to reduce deferred tax assets to amounts expected to be realized. As described in note H the Company has provided a full valuation allowance against its deferred tax assets.

The Company follows FASB ASB 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will include interest on income tax liabilities in interest expense and penalties in operations if such amounts arise. The Company determined it has no uncertain tax positions and therefore no amounts are recorded.

The Company is a certified Start-Up New York business. As such the Company is exempt from New York franchise tax for 10 years due to their Start-Up New York locations.

7.	Research and Development Expenditures – Research and development expenditures of $217,500 and $185,435 for the six months ended June 30, 2020 and 2019, respectively, were expensed as incurred.

8.	Accounts Receivable – Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts on an ongoing basis. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Presently no allowance has been established for potential losses. The Company does not have any off-balance-sheet credit exposure related to its customers.

9.	Other Assets – Line of credit origination fees of $17,099 in 2020 and 2019, net of accumulated amortization of $17,099 and $13,537 at June 30, 2020 and 2019, respectively, are being amortized on a straight-line basis over the expected term of the loan, which is 24 months. Amortization expense for the line of credit origination fees for the six months ended June 30, 2020 and 2019 was $0 and $4,275, respectively.

10.	Concentration of Business Risk – In 2020 and 2019, all of the Company’s ClearEdge inventory was assembled and shipped by one vendor.

In 2020 and 2019, all of the Company’s Clarifi inventory was purchased from two vendors and held by another two vendors. Product sales were all generated from the sales of Clarifi testing kits.

11.	Advertising and Promotion – The Company expenses all advertising costs. Advertising expenses totaled $448,575 and $446,654 for the six months ended June 30, 2020 and 2019, respectively.

12.	Sales Tax – Certain states impose a sales tax on the Company’s sales to nonexempt customers. The Company collects the required sales tax from customers and remits the entire amount to the respective states. The Company’s policy is to exclude the tax collected and remitted from revenues and expenses and record a liability for the tax at the time of invoicing.

13.	Stock-Based Compensation – The Company is accounting for stock options under the provisions of ASC 718 Stock Compensation. For options granted in 2020 and 2019, compensation expense is recognized over the requisite service periods of the option agreements based on their fair value computed under Black-Scholes option-pricing model. See Note G.

14.	Treasury Stock – The Company repurchased common stock shares of 40,000 in the six months ending June 30, 2019 at $1.25 per share. During 2020 and 2019, 0 and 40,000 shares of treasury stock were retired, respectively.

15.	Estimates and Assumptions – Management of the Company uses estimates and assumptions in preparing consolidated financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

16.	Shipping Costs – Shipping costs are included in cost of goods sold.

17.	Grant Revenue – The Company evaluates terms and conditions of individual grants to determine whether they meet the characteristics of an exchange transaction or a nonexchange transaction. Revenue from grants that are determined to be exchange transactions are recognized according to ASC 606. Revenue from grants that are nonexchange transactions are recognized over the period of performance, to match the revenue with the related expenses in a systematic manner. In 2020 and 2019, the Company recognized revenue on a grant from National Institute of Mental Health (NIH), which was classified as a nonexchange transaction, of $191,968 and $175,581, respectively.

18.	Earnings Per Share – The Company presents basic earnings per share (“EPS”), computed based on the weighted average number of common shares outstanding for the period, and when applicable diluted EPS, which gives the effect to all dilutive potential shares outstanding (i.e. options) during the period after restatement for any stock dividends. Loss used in the EPS calculation is net loss for each year. There are outstanding dilutive stock options for the six months ended June 30, 2020 and 2019 that were not included in the calculation of fully diluted earnings per share due to being antidilutive.

19.	Impairment of Long-Lived Assets – The carrying values of long-lived assets other than goodwill are generally evaluated for impairment only if events or changes in facts and circumstances indicate that carrying values may not be recoverable. Any impairment determined would be recorded in the current period and would be measured by comparing the fair value of the related asset to its carrying value. Fair value is generally determined by identifying estimated undiscounted cash flows to be generated by those assets. No impairments have been recorded for the six months ended June 30, 2020 and 2019.

20.	Software – In accordance with authoritative accounting guidance, costs related to the development of internal use software are evaluated based upon the development stage of the software and expensed or capitalized based upon this evaluation.

Expenses are reviewed on a quarterly basis for inclusion in the software as service capitalization and include but are not limited to software, software subscriptions, consultants, testing materials, sponsored research, legal fees, and salaries for employees based on estimations of time spent in development, design, testing, or otherwise supporting the software as service projects. The capitalized costs are amortized over the estimated lives of the products, which is generally three years. See Note E.

21.	Leases – The Company has recognized right-of-use assets and lease liabilities resulting from operating leases where the Company is the lessee, as described in Note C. The Company has made an accounting policy election to not recognize lease assets and lease liabilities for leases with a term of 12 months or less.

22.	Revenue from Contracts with Customers – All of the Company’s revenue from contracts with customers are in the scope of ASC 606 and are included in revenues on the Consolidated Statements of Operations. Revenue is measured based on consideration specified in a contract with a customer and excludes any sales discounts. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a product or service to a customer. No incremental contract costs are incurred in obtaining contracts.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue. See Note B.

B.	Revenue from Contracts with Customers:

Performance Obligations and Significant Judgments

The following is a description of the Company’s performance obligations from contracts with customers accounted for under ASC 606:

ClearEdge toolkit sales – ClearEdge toolkit sales typically consist of toolkits sold to distributors for resale or through agents to healthcare providers and other end users. The toolkit is used to provide end users with access to the Company’s proprietary network through a communications network built into the toolkit. The Company recognizes revenue from toolkit sales in Product sales, net when a customer takes possession of the device. This usually occurs upon shipment of the product. The amount of revenue recognized is net of discounts provided and adjusted for expected returns, which are estimated using the most likely amount method. Estimated returns are $0 for the six months ended June 30, 2020 and 2019, respectively. 40% of the total consideration is due upon placement of the order and the remaining 60% is due upon shipment.

Credits provided as incentives on toolkit sales – At times, the Company provides credits to certain customers who purchase ClearEdge toolkits to be redeemed for future testing services. The Company allocates a portion of the consideration received from the toolkit sales to these credits based on the observable stand-alone selling price of $1 per credit and allocates the remaining consideration to the toolkit using the residual approach as an estimate of the toolkit’s stand-alone selling price. The amount allocated to the credits is deferred in contract liabilities on the balance sheet and is recognized as revenue when the credits are redeemed for testing services. Revenue is recognized in net product sales.

Testing services – Testing services consist of diagnostic tests and assessments performed by the Company using its ClearEdge technology. The Company recognizes revenue at the time the service is provided. Customers typically prepay for testing services by purchasing credits to be redeemed for future testing services. The credits are deferred in contract liabilities on the balance sheet and recognized as testing services revenue at the time of performance.

Licensing services – Licensing services consist of a license granted to end users in order to access the ClearEdge network, including its database of test results, via the communications interface incorporated into the toolkit. Revenue is recognized on a monthly basis after the month of licensing services are complete.

Maintenance services – Maintenance services consist of an agreement to replace a customer’s toolkit with a replacement unit if the equipment fails to operate in accordance with its performance specifications during the term of the agreement due to ordinary wear and tear or accidental damage. Revenue is recognized on a monthly basis after the month of maintenance services are complete.

Clarifi ASD tests – In 2019, the Company launched Clarifi, a new clinically-validated saliva test aiding in the diagnosis of autism spectrum disorder. The Company recognizes revenue at the time the test results are delivered to the customer. Customers prepay for the test upon submitting the saliva sample. The payments are deferred in contract liabilities on the balance sheet and recognized as Clarifi tests revenue at the time of performance.

Disaggregation of Revenues

The following table presents the Company’s sources of net revenues, disaggregated by major product and service lines, and timing of revenue recognition for the six months ended June 30,

Major products/service lines	2020	2019
Clarifi test sales	$10,190	$-
Testing services run on ClearEdge platform	8,526	21,045
Licensing and maintenance services	18,067	18,832
	$36,783	$39,877

Timing of revenue recognition	2020	2019
Transferred at a point in time	$18,716	$21,045
Transferred over time	18,067	18,832
	$36,783	$39,877

Contract Balances

The following table provides information about receivables and contract liabilities from contracts with customers as of June 30,

	2020	2019
Receivables, which are included in "Accounts Receivable"	$-	$13,847

Contract liabilities	58,758	75,714

Full payment on toolkits is due at the time of shipment. Receivables represent Quadrant’s unconditional rights to such consideration. Contract liabilities represent advance consideration received from customers for test runs. Customers typically prepay for test runs. At the time of payment, such customers receive credits to use at their discretion.

Significant changes in the contract liabilities balances during the period are as follows:

	2020	2019
Revenue recognized that was included in
the contract liability balance at the beginning
of the period.	$11,887	$21,045

Decreases due to cash received, excluding
amounts recognized as revenue during the
period.	(10,898)	(5,653)

Allocation of Transaction Price to Remaining Performance Obligations

Estimated revenues expected to be recognized in the future relating to performance obligations that are unsatisfied (or partially satisfied) as of June 30, 2020 and 2019 are $58,758 and $75,714, respectively. Unsatisfied (or partially satisfied) performance obligations mainly consist of testing services redeemable from credits provided as incentives on toolkit sales and prepaid credits. The Company recognized all of the revenue from remaining performance obligations as of June 30, 2019 in 2020 and expects to recognize all revenue from remaining performance obligations as of June 30, 2020 in 2021.

C.	Operating Lease Commitments:

The Company has entered into a number of lease arrangements. Specifically, operating leases for office space have been entered into in Ithaca and Syracuse, NY and San Antonio, TX.

In addition, the Company has elected the short-term lease practical expedient related to office space rentals. Two of the Company’s office space leases include optional renewal periods. The Company does not consider these additional renewal periods to be reasonably certain of being exercised, as comparable locations could be identified within the same trade areas for comparable lease rates.

The provisions of the Company’s leases include both fixed rental payments and lease payments that increase at pre-determined dates. While the majority of the Company’s leases are gross leases, there is a lease where separate payments are made to the lessor based on the pro-rata share of operating expenses including real property taxes, insurance and common area maintenance expenses. The Company has elected the practical expedient not to separate lease and non-lease components for all office space leases.

During the six months ended June 30, 2020 and 2019, rent expenses were recognized associated with operating leases as fixed rent expense of $61,539 and $40,335 respectively.

Amounts recognized as right-of-use assets related to operating leases are included in other assets, while related lease liabilities are shown as current liabilities and long-term debt. As of June 30, 2020 and 2019, right-of-use assets and lease liabilities relating to operating leases were as follows:

	2020	2019
Operating lease right-of-use assets	$96,285	$177,382
Operating lease liabilities
Current portion of long-term debt	80,567	79,736
Long-term debt	20,634	101,158

During the six months ended June 30, 2020 and 2019, the Company had the following cash and non-cash activities associated with operating leases:

	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$43,791	$40,982
No non-cash activity during the period

The future minimum annual payments due under operating leases as of June 30, 2020 are as follows:

2020	$70,742
2021	30,459
$101,201

As of June 30, 2020 and 2019, the weighted-average remaining lease term for all operating leases is 1.25 and 2.25 years, respectively.

Because the Company does not have access to the rate implicit in the lease, the incremental borrowing rate is utilized as the discount rate. The weighted average discount rate associated with operating leases as of June 30, 2020 and 2019 is 4.45% and 4.44%, respectively.

D.	Inventories:

Inventories consisted of the following:

	2020	2019
Clarifi
Inventory	$208,119	$129,456
ClearEdge
Raw materials	95,851	95,851
Finished goods	66,340	66,340
	$370,310	$291,647

E.	Software as Service:

The Company capitalized software costs of $1,607,988 and $1,592,363 for the six months ended June 30, 2020 and 2019, respectively.

The Company amortized $761,350 and $138,771 of capitalized costs for the six months ended June 30, 2020 and 2019, respectively. The Company has software development costs of $4,031,669 for which amortization has not started as the software has not yet been placed in service for the six months ended June 30, 2020. Amortization expense is included in cost of goods sold. Future amortization for assets placed in service will be $1,700,949, $1,483,345, and $325,125 for 2021, 2022, and 2023, respectively.

F.	Common and Preferred Stock:

In December 2018, the Company amended its certificate of incorporation to authorize 125,000,000 shares of common stock with a par value of $0.0001 per share. The additional shares were authorized to reserve for issuance of shares for the potential conversion of a convertible note.

On February 10, 2020 the Company completed its most recent offering that began in December 2019. The total was 1,024,100 shares at $2.50 per share or $2,560,250. Of the total raise, 702,100 shares for $1,755,250 were sold within 2020.

In March 2020 the Company was approved by the SEC for a Regulation A Offering of 5,000,000 Shares, at $3.00 per share. As of June 30, 2020, 186,853 shares for $560,559 have been purchased.

G.	Stock Option Plan:

Under the Company’s 2016 Equity Incentive Plan (the Plan), the Company, at the discretion of the board of directors, may issue stock awards for shares of the Company’s common stock. The board may, in its discretion, determine restrictions and conditions on the exercisability of the stock options and stock purchase rights. No option shall be exercisable after expiration of ten years from the date it was granted. Shares issued for exercised options are newly-issued from shares authorized.

The price of common stock covered by any option granted under the Plan shall be determined by the board at the time such option is granted, provided, however, that in the case of incentive stock options the option price shall not be less than the fair market value of the common stock on the date of grant. No options have been granted for less than 100% of the fair market value of common shares at the date of option grant.

Vesting periods for these awards generally range from under one year to three years.

The fair value of the awards is determined and fixed on the grant date based on the Company’s most recent stock valuation report. The stock valuation report is a 409A estimation of fair value report prepared by a qualified outside party. The traditional valuation techniques and methodologies used in determining the fair market value included market, income and cost valuation approaches. Changes in the assumptions made in the valuation may contribute to significant changes in the fair market value of the underlying stock during the period. This estimation of fair value is considered highly complex and subjective.

The Company’s calculation for the stock awards under its stock-based compensation arrangements was made using the Black-Scholes option-pricing model with the following assumptions:

2019
Dividend yield	0%
Volatility	50.00%
Discount rate	3.03%
Expected life (years)	5.77
Fair value of common stock per share	$1.25
Expected rate of forfeitures	0.00%

No options were granted during the six months ended June 30, 2020.

During 2019 management changed its policy to account for forfeitures as they occur. Total compensation cost related to nonvested awards not yet recognized is $1,524,079 as of June 30, 2020. It is expected to be recognized over the weighted-average period of 1.691 years. Stock option compensation of $357,289 and $361,834 was recognized for the six months ending June 30, 2020 and 2019, respectively.

A summary of the status of the Company’s stock option plan as of June 30, 2020 is presented below:

Fixed Options	Shares	Weighted Average Exercise Price
December 31, 2018	25,856,511	$0.277
Granted	5,640,933	1.250
Forfeited	(4,739,647)	0.368
Exercised	(40,000)	0.003
June 30, 2019	26,717,797	0.423
December 31, 2019	26,322,690	0.456
Forfeited	(1,381,157)	0.437
Exercised	(12,500)	0.003
June 30, 2020	24,929,033	0.457

Exerciseable:
June 30, 2020	20,041,841

H.	Income Taxes:

The components of the benefit for income taxes in the accompanying consolidated statements of operations are as follows:

	2020	2019
Current:
Federal	$-	$94,059
State	9,200	9,200
Tax benefit	$9,200	$103,259

The components of the benefit for income taxes differs from the amount that would result from applying the federal statutory rate for the six months ended June 30, 2020 and 2019 as follows:

	2020		2019
	Amount	%	Amount	%
Statutory tax rate	$(879,293)	25.3%	$(828,955)	21.0%
Valuation allowance change	802,436	-23.1%	751,143	-19.0%
Permanent differences	76,857	-2.2%	77,812	-2.0%
	$-	0%	$-	0%

The temporary differences which give rise to deferred tax assets and (liabilities) at June 30 are as follows:

	2020	2019
Accelerated depreciation	$(1,604)	$(1,604)
Other assets	(2,037,115)	(1,321,259)
Charitable contribution carryovers	98,271	69,077
Stock option compensation	500,686	825,599
Research and development tax credit carryforward	153,575	52,882
NOL carryforward	7,104,971	4,437,743
Valuation allowance	(5,818,784)	(4,062,438)
Net deferred tax position	$-	$-

The increase in the valuation allowance was approximately $715,000 and $751,000 for the six months ended June 30, 2020 and 2019, respectively.

As required by FASB ASC 740 the Company has evaluated the positive and negative evidence bearing upon the realization of its net deferred tax assets. The Company has determined that, at this time, it is more likely than not that the Company will not realize all of the benefits of federal and state net deferred tax assets, and, as a result, a valuation allowance was established. The research and development tax credit carryforwards and NOL carryforwards generated through June 30, 2020 and 2019, of approximately $153,000 and $26,390,000, respectively, expire at various times through 2038. The company has recorded income tax credit receivable amounts of $213,467 and $340,775 for the six months ending June 30, 2020 and 2019, respectively. These credits consist of $188,117 and $319,783 of federal research and development credits which the Company as a qualified small business elected as a payroll tax credit, and $25,350 and $20,992 from New York State QETC employment credit. Pursuant to the ACT, any of the Company’s newly generated Federal NOL carryforwards can be carried forward indefinitely, while being limited to 80% of taxable income (determined without regard to the deduction). The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2016 through December 31, 2019. The Company has no uncertain tax positions. As of June 30, 2020 and 2019 there is no accrual for interest or penalties related to uncertain tax positions.

I.	Pension Plan:

The Company utilizes the Pinnacle Employee Services, LLC 401(k) and profit sharing plan, as all employees of Quadrant Biosciences Inc. are provided through Pinnacle Employee Services, LLC. All employees are eligible to participate. Employees receive a 3% non-elective company contribution after 90 days of employment. Company contributions totaled $36,986 and $14,215 for the six months ended June 30, 2020 and 2019, respectively.

J.	Line of Credit:

In November 2017 the Company obtained a line of credit with a borrowing capacity of $1,250,000, at an interest rate of Bank Prime plus 1.125%. The interest rate at June 30, 2020 and 2019 was 5.375% and 5.875%, respectively. The line of credit had a balance at June 30, 2020 and 2019 of $500,000 and $0, respectively.

This line of credit was secured by all the business assets of the Company and certain of the personal assets of Richard Uhlig, the Company’s Chairman and CEO.

In March 2020, the Company drew $500,000 on their line of credit and removed the personal assets of Richard Uhlig, the Company’s Chairman and CEO as security, effectively lowering the maximum limit to $500,000. The Company can raise this back to $1,250,000 by posting additional collateral.

K.	PPP Loan:

During April 2020, the Company applied for and received a Paycheck Protection Program Loan of $755,600 as created by the C.A.R.E.S Act. The loan has an interest rate of 1%, a maturity date of 2 years, and loan payments are deferred for six months. The loan is eligible for forgiveness based on the employer maintaining or quickly rehiring employees and maintaining salary levels. Forgiveness will be reduced if full-time headcount declines, or if salaries and wages decrease.

The AICPA has issued TQA 3200.18 outlining treatment options of the PPP loan by non-governmental entities, and the Staff of the Office of the Chief Accountant of the SEC have indicated they would not object to an SEC registrant accounting for a PPP loan under either option. These options include treating the amount as a loan in accordance with FASB ASC 470 and accruing interest in accordance with FASB ASC 835-30, or as a government grant by analogy to International Accounting Standard (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance.

The Company has elected to treat the PPP loan as a loan under FASB ASC 470 utilizing the option provided by AICPA TQA 3200.18.

L.	Long-Term Debt:

Long-Term debt consists of the following as of June 30:

	2020	2019
Loan from VEP Biotech Ltd, with a maturity date of October 2023, an interest rate of 5%, and no required payment of principal or interest until maturity.	$5,420,349	$5,159,166

SBA EIDL Loan, with a maturity date June 2050, an interest rate of 3.75%, and no payments until July 2021. Includes a $10,000 forgiveable advance grant.	159,900	-
	5,580,249	5,159,166
Less: current portion	-	-
	$5,580,249	$5,159,166

Future minimum annual debt payments are as follows:

2021	$-
2022	3,061
2023	5,423,527
2024	3,284
2025 and after	150,377
$5,580,249

Accrued interest included in the outstanding loan balance due VEP Biotech, Ltd., was $254,813 and $33,333 for the six months ending June 30, 2020 and 2019, respectively.

M.	Pledges Payable:

The Company pledged contributions to Autism Speaks, a 501(c)(3) not-for-profit corporation dedicated to promoting solutions, across the spectrum and throughout the life span, for the needs of individuals with autism and their families. The total pledged contribution is $350,000. The remaining balance on the pledge includes $100,000 due on or before February 28th, 2020, and $125,000 due on or before August 31st, 2020. The amount due February 28th, 2020 has not yet been paid.

N.	Concentration of Credit Risk:

The Company may, at times, have cash on deposit in financial institutions in excess of FDIC or NCUA insured amounts.

O.	Reclassification:

Certain accounts in the prior-year financial statements have been reclassified for comparative purposes in order to conform with the presentation in the current year consolidated financial statements.

P.	Industry Segment Data:

The Company’s primary business segments involve the operation of Quadrant Biosciences Inc and Motion Intelligence LLC. Quadrant Biosciences Inc researches, designs, and develops technological tools to identify epigenetic and functional disorders resulting from neurodegeneration and brain trauma. Motion Intelligence LLC sells and operates toolkits, testing and licensing services.

Q.	Legal Matters:

None.

R.	Liquidity:

Over the past several years, the Company’s cash flow has been funded primarily through private equity investors. As of June 30, 2020, and 2019, the Company had approximately $1,093,000 and $1,593,000, respectively, of unrestricted cash. In January and February 2020, the company issued 702,100 shares at a price of $2.50, generating proceeds of approximately $1,755,250. The company launched a Regulation A common stock offering at $3 per share and as of June 30, 2020 issued 186,853 shares generating $560,540. The Regulation A closed August 15, 2020 and raised approximately $982,000.

The Company launched its Clarifi ASD product in December 2019 and is in its infancy stage. It has experienced recurring negative cash flows from expenses related to research and product development along with other normal business expenses associated with bringing the product to market. Although the Company has received approximately $2.3 million in National Institute of Health (NIH) Grants to cover further Autism Spectrum Disorder (ASD) research by several sub-award Universities, the Company sponsors additional out of pocket expense beyond the scope of these grants and in other neurological areas as it looks to expand its product line. These expenses contributed to the accumulated deficits experienced by the Company. Additionally, on September 14, 2020 the Company received an additional $2.3 million grant from the NIH to develop a rapid saliva test for detecting concussions in children and adolescents.

The Company is launching several COVID testing products. As of September 2020, the company has recognized $3.1 million of revenue and received $4.7 million of orders and $3.7 million in payments.

As of June 30, 2020, the Company has a $500,000 unsecured line of credit with the capacity to expand to $1.25 million with management personal guarantees, to assist in addressing any cash requirements if needed in the short term.

Given the Company’s early growth stage, the spending on critical areas of business and new product development, may necessitate an ongoing requirement for additional capital investment. The Company expects that it may need to raise additional capital to accomplish its business plan over the next several years. The Company expects to seek to obtain additional funding through public as well as private equity; however, there is significant uncertainty as to the availability of required financing or terms thereupon. Management believes in its ability to continue to successfully raise equity capital and generate revenue to fund its growth plans and is confident that its strong investor base will continue to support the Company in the event that future equity financing may be necessary.

S.	Coronavirus (COVID-19):

Due to the uncertainties created by COVID-19, including the mandated temporary work stoppage in many sectors and imposing limitations on travel and size and duration of grouping meetings, the Company took actions to limit and mitigate the financial impact. Based on these uncertainties, the Company reduced salaries ranging from 10-75% during the first and second quarters of 2020. The salary reductions will be accrued to employees and paid out when and in a manner determined appropriate by management.

The Company also applied for and received relief from Federal stimulus programs, including the Paycheck Protection Program, and the Economic Injury Disaster Loan program.

T.	Subsequent Events:

Subsequent to June 30, 2020, local, U.S., and world governments continue to encourage many methods to curtail the spread of the global pandemic, SARS-CoV-2 by mandating temporary work stoppage in many sectors and imposing limitations on travel and size and duration of group meetings. Most industries are experiencing disruption to business operations and the impact of reduced consumer spending. In addition, global markets have seen significant declines. There is unprecedented uncertainty surrounding the duration of the pandemic, its potential economic ramifications, and any government actions to mitigate them. While management cannot quantify the financial and other impacts to the Company as of September 22, 2020, there is a reasonable possibility that the impacts to the Company’s financial position and results of future operations could be material. The Company has evaluated subsequent events through September 22, 2020, the date which the financial statements were available for issue.

On September 22, 2020, the Company received its Authorization for Emergency Use of its COVID-19 test. This was the culmination of work stated in March 2020, where the Company, in conjunction with SUNY Upstate Medical University and other SUNY researchers, started to develop a diagnostic test for COVID-19. At that time, management decided to develop 3 methods of testing: a test for diagnosing individuals, another test for the “Pooling of Samples” (a method for a cost effective way to evaluate a large group of people such as a College or Corporations), and lastly, a test to analyze wastewater so that large areas could be monitored to detect SARS-CoV-2 in wastewater and measure any changes in the amount of SARS-COV-2 present in the wastewater over time. Results from this last test will be used by local and state authorities to modify public health policies and allocate resources to areas as needed as the virus appears in wastewater several days before infected individuals enter the health care system for diagnosis.

The Company has also received the New York State Department of Health approval to run tests on Pooling Samples in New York and has signed a contract with the State University of New York to perform 300,000 Pool Sample tests of their Students and Faculty. The Company has also executed contracts with New York State and other municipalities, colleges, and universities to perform wastewater tests at more than 100 sites throughout New York State. For the individual test, pooled saliva testing and wastewater surveillance testing, the Company has entered into exclusive global license agreements with the Research Foundation for the State University of New York.

Since August 15, 2020, these COVID-19 testing projects have generated $4,700,000 in orders and $3,100,000 in revenue.

On September 11, 2020, the Company was awarded a $2.3 million Fast-Track Phase I/II Small Business Technology Transfer grant from the National Institutes for Health to develop its saliva-based microRNA diagnostic test for concussions in children and adolescents.

On August 15, 2020, the Company closed out their Regulation A common stock Offering. The Company raised a total of $982,000, of which $560,499 was recognized in the June 30, 2020 Financial Statements.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation, as amended*

2.2	Bylaws*

4	Form of subscription agreement*

6.1	2016 Equity Incentive Plan*

6.2	Amended and Restated Stockholders’ Agreement*

6.3	Laboratory Services Agreement between Admera Health LLC and the company dated July 13, 2018*

6.4	Exclusive License Agreement between the Research Foundation for the State University of New York, the Penn State Research Foundation, and the company (Autism Spectrum Disorder) dated April 5, 2018*

6.5	Exclusive License Agreement between the Research Foundation for the State University of New York, the Penn State Research Foundation, and the company (Traumatic Brain Injury) dated April 5, 2018*

6.6	Exclusive License Agreement between the Research Foundation for the State University of New York, the Penn State Research Foundation, and the company (Parkinson’s Disease) dated April 5, 2018*

* Filed as an exhibit to the Quadrant Biosciences Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11155) and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Syracuse, New York, on September 28, 2020.

QUADRANT BIOSCIENCES INC.

BY	/s/ Richard Uhlig
Name: Richard Uhlig
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Richard Uhlig	Date: September 28, 2020
Richard Uhlig
Chief Executive Officer

/s/ Richard Bongo	Date: September 28, 2020
Richard Bongo
Chief Financial Officer, Principal Accounting Officer